#82-3167

GOLCONDA RESOURCES LTD.
Suite 620, 304 – 8th Avenue S.W. Calgary, Alberta T2P 1C2 Canada

03 MAR -4 AM 7:21

NEWS RELEASE

SUPPL

DATE: February 21, 2003

GOLCONDA CLOSES PRIVATE PLACEMENT FINANCING AND STAKES ADDITIONAL CLAIMS AT RALSTON VALLEY (CARLIN-TYPE) GOLD PROSPECT IN NEVADA

Private Placement Financing

Golconda Resources Ltd. (the "Company") announces that it has received final regulatory approval for a non-brokered private placement of:

- 277,500 common shares at a price of $0.30 per share with attached 277,500 share purchase warrants to purchase 277,500 common shares of the Company; one insider purchased 150,000 of these shares and warrants; and
- 190,000 "flow-through" common shares at a price of $0.30 per share with attached 190,000 share purchase warrants to purchase 190,000 "flow-through" common shares of the Company.

The exercise price of the warrants is $0.35 per share for a one-year period expiring at the close of business on February 19, 2004. The issued securities will bear a legend restricting their transfer until February 19, 2004.

Ralston Valley, Nevada – 100% interest in 117 Claims (2340 acres)

Golconda announces that is has staked an additional 67 claims to own a total of 117 claims covering 2390 ac (959 ha). The claims are situated in the Baxter Spring area at the southern tip of the Toquima Range.

The claims cover a gold mineralized structural zone parallel to the one explored by Newmont and Midway Gold to the west of the property. Carlin-type gold mineralization occurs in Paleozoic carbonaceous limestones, shales and siltstones.

On the **Carlin Trend**, in the Goldstrike subdistrict, a sequence of Paleozoic shales and siltstones overlies beds of laminated silty limestone. Although smaller ore bodies occur in all rock types, 50 million ounces of gold out of a total of 63 million occur in the laminated silty limestone sequence. Furthermore, the great majority of the gold mineralization occurs either in contact or within one kilometer of a Mesozoic intrusion.

In the **Toquima Range**, the Northumberland Mine, Round Mountain Mine (over 10 million ounces of gold) and the mineralization in the Manhattan and Belmont districts are closely related to Mesozoic intrusions.

In the **Baxter Spring** area, a sequence of shales and siltstones overlies beds of laminated silty limestones like in the Carlin area. Quartzite and phyllitic shale are thrust over the siltstone and limestone sequence and are preserved on the newly staked eastern part of the claims. The laminated silty limestone capped by the overthrusted rocks borders the Mesozoic intrusion to the east. In the outcropping area at Baxter Spring, gold mineralization is controlled by high-angle faulting and by the presence of thin limestone beds in the upper siltstone sequence. The lower, laminated, silty limestone sequence does not outcrop. Drill intercepts of 5 ft. of 6.9 oz Au/ton and 1.6 oz Au/ton and surface samples of up to 4 oz Au/ton come from this area.

Golconda staked the initial claims because silicification, decalcification and drusy quartz-barite veining are increasing towards the gravel covered area to the south of Baxter Spring. The claims were then extended towards the east to cover the projected contact of the limestone with the granitic intrusion. A small outcrop of overthrusted quartzite showing hydrothermal alteration was found in the gravel - covered valley. It is overlying the projected laminated limestone which is the best host rock for the gold mineralization. In addition, the potential for gold mineralization is increased because the overthrusted quartzite-phyllite causes ponding of the hydrothermal solutions in the limestone underneath.

The newly staked claims bring the size of the claim block up to a width of 2.3 km (1.4 mls) and a length of 4.2 km (2.6 mls) which follow the intrusive contact.

Golconda believes that it controls now the most prospective zone in the Baxter Spring area. An application for a drilling permit is being filed.

ON BEHALF OF THE BOARD

Guenter J, Liedtke, President

03007118

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

For further information, visit our web site at www.golcondaresources.com or contact Guenter J. Liedke, President at:
Tel.: (403) 232-6828 Fax: (403) 232-8650 e-mail: golcondaresources@telus.net